

August 17, 2018

Remy Luthringer, Ph.D.
Chief Executive Officer
Minerva Neurosciences, Inc.
1601 Trapelo Road
Suite 286
Waltham, MA 02451

> **Re: Minerva Neurosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2018**
> **File No. 333-226783**

Dear Dr. Luthringer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Ryan Sansom, Esq.